Exhibit 12.1

Statement regarding computation of ratio

of earnings to fixed charges

(unaudited)

	Year ended December 31,
(dollars in thousands)	2010	2009	2008	2007	2006
Earnings
Income (loss) from continuing operations before income taxes and non-controlling interest	$57,516	$(240,547)	$(90,665)	$(9,038)	$38,552
Fixed charges excluding capitalized interest	83,611	90,102	86,038	87,656	45,246

Earnings	$141,127	$(150,445)	$(4,627)	$78,618	$83,798

Fixed charges
Interest expense	$83,611	$90,102	$86,038	$87,656	$45,246
Capitalized interest	2,036	836	1,584	1,683	1,001

Fixed charges	$85,647	$90,938	$87,622	$89,339	$46,247

Ratio of earnings to fixed charges	1.6x	N/A(1)	N/A(1)	0.9x	1.8x

(1)	For the years ended December 31, 2009 and 2008, fixed charges exceeded earnings by approximately $241.4 million and $92.2 million, respectively.